SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                [GRAPHIC OMITTED]
                                 SCHEDULE 14D-9

                  Solicitation/ Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                             _______________________

                               CB BANCSHARES, INC.

                            (Name of Subject Company)

                               CB BANCSHARES, INC.

                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share

                         (Title of Class of Securities)

                                    124785106

                      (CUSIP Number of Class of Securities)

                             _______________________

                                 Dean K. Hirata
                               CB Bancshares, Inc.
                               201 Merchant Street
                             Honolulu, Hawaii 96813
                                 (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                             _______________________

                                 With copies to:

                               Fred B. White, III
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                      PRESS RELEASE ISSUED BY CB BANCSHARES

  RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS








PRESS RELEASE ISSUED BY CB BANCSHARES:

November 24, 2003

Contact:          Wayne T. Miyao
                  Senior Vice President, City Bank
                  Corporate Communications
                  Ph:  (808) 535-2590
                  Email: wmiyao@cb-hi.net
                  Website:  www.citybankhawaii.com

             CITY BANK ENCOURAGES PUBLIC PARTICIPATION AT HEARING

HONOLULU, November 24, 2003 - CB Bancshares, Inc. (Nasdaq: CBBI) ("CB Bancshares"), the holding company of City Bank, today urged all interested members of the public to participate in the upcoming Division of Financial Institution's (DFI) hearing on Central Pacific Financial Corp's (CPF) hostile takeover attempt. The hearing will be held on Monday, December 8th, 2003 from 9:30 a.m. to 4:30 p.m. at the State Capitol Auditorium. People who want to speak on this matter must submit their testimony to DFI by December 3rd. Testimony can also be dropped off at any City Bank branch by November 28th for submittal to DFI.

"This is an important matter with far-reaching effects," says Wayne Miyao, Senior Vice President. "Should this hostile takeover go forward, it will result in the closing of bank branches, loss of jobs, reduced competition and ultimately negatively impact our state's economy. People need to let the government know how they feel about this matter."

In an effort to encourage the public's participation, City Bank is initiating a broad-based public information campaign about the hearing.


This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.



                                      # # #

RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS:


ANNOUNCER: If you're concerned about the proposed hostile takeover of City Bank you now have an opportunity to speak out.

The State of Hawaii's Division of Financial Institutions will hold public hearings on this important issue on Monday, December 8th in the state capitol auditorium.

This is your chance to tell government how you feel about a proposed bank merger that will close branches, eliminate jobs, and have tremendous negative impact on local communities and the state economy.

Tell them how you feel about the reduction of bank competition and financial choices for the Islands' small business community.

To testify, you must submit written testimony by December 3rd. For more information on the hearing and how to express your opinion, call 535-2586. Or look for notices in Honolulu's daily newspapers.

Is a hostile bank takeover a good idea? Speak out. You owe it to yourself and to our community.

Investors should read CB Bancshares' SEC filings, available at www.sec.gov.


This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

                                     # # #